SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer No. 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“Company” or “CSN”) (B3: CSNA3; NYSE: SID), pursuant to Article 157, Paragraph 4, of Law No. 6,404/1976 and CVM Resolution No. 44/2021, and further to the material facts disclosed on January 15, 2026 and August 10, 2026 and the notices to the market disclosed on April 16, 2026, August 12, 2026 and October 20, 2026, hereby informs its shareholders and the market in general that it has entered into an exclusivity agreement with Huaxin Building Materials Group Co. (“Huaxin”) on this date, for a period of 10 days, with a view to signing the definitive documents for the sale of shares issued by CSN Cimentos Brasil S.A. (“CSN Cimentos”). The exclusivity agreement contemplates an enterprise value of R$ 12.7 billion for CSN Cimentos, and the Company intends to sign the definitive documents within a matter of days.

Huaxin submitted the most advantageous proposal for the acquisition of CSN Cimentos as part of the competitive process launched in March 2026.

The Company will keep its investors and the market in general duly informed of any material developments relating to the sale of CSN Cimentos, in accordance with applicable law.

São Paulo, October 30, 2026

Antonio Marco Campos Rabello

Chief Financial Officer and Investor Relations Executive

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Fabio Schvartsman
Fabio Schvartsman Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.